VIA EDGAR AND EMAIL

July 7, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance

Mail Stop 3030
100 F Street, NE
Washington D.C. 20549

Attention:	Justin Dobbie Ada D. Sarmento
Re:	Eros International Plc Registration Statement on Form F-1 (File No. 333-196857)

Dear Mr. Dobbie and Ms. Sarmento:

Eros International Plc, an Isle of Man public limited company (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-196857) (the “Registration Statement”) be accelerated and that it be declared effective July 9, 2014 at 4:00 p.m. Eastern time, or as soon as practicable thereafter.

Further, the Company acknowledges:

•	Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Filing; and
•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this filing to Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Jyoti Deshpande

Jyoti Deshpande

Chief Executive Officer

cc:    Peter W. Wardle

MERRILL LYNCH, PIERCE, FENNER & SMITH

       INCORPORATED

JEFFERIES LLC

As representatives of the several Underwriters

c/o Merrill Lynch, Pierce, Fenner & Smith

     Incorporated

One Bryant Park

New York, NY 10036

c/o Jefferies LLC

520 Madison Avenue

New York, New York 10022

VIA EDGAR AND EMAIL

July 7, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, NE

Washington, D.C. 20549

Attention:	Justin Dobbie Ada D. Sarmento

Re:	Eros International Plc Registration Statement on Form F-1 (File No. 333-196857)

Dear Mr. Dobbie and Ms. Sarmento:

In connection with Eros International Plc’s (the “Company”) Registration Statement on Form F-1 (File No. 333-196857) (the “Registration Statement”), and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join the Company’s request that the effective date of the Registration Statement be accelerated and that it be declared effective July 9, 2014 at 4:00 p.m. Eastern time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, we wish to advise you that the distribution of the Company’s Preliminary Prospectus included in the above named Registration Statement on Form F-1 relating to the proposed public offering of the Company’s ordinary shares (the “Preliminary Prospectus”) commenced on July 7, 2014. Approximately 4,498 copies of the Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others. The Preliminary Prospectus has been available on the Securities and Exchange Commission’s website since July 7, 2014.

We, the undersigned, as representatives of the several underwriters, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

JEFFERIES LLC

for themselves and as representatives of the several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By /s/ Richard A. Diaz

Name: Richard A. Diaz

Title:   Authorized Signatory

JEFFERIES LLC

By /s/ Mohit Pande

Name:  Mohit Pande

Title:    Managing Director

[Signature Page to Underwriters’ Acceleration Request]